Close period repurchase programme

Man Group plc ("Man Group" or the "Company") announces that the Company has entered into an irrevocable and non-discretionary arrangement with its broker, Merrill lynch International, to repurchase on its behalf and within certain pre-set parameters, ordinary shares in Man Group for cancellation during the Company's close period commencing on 1 April 2007 and ending on the day *prior* to the announcement of the Company's results for the year ended 31 March 2007. This arrangement is in accordance with the Listing Rules and the Company's general authority to repurchase shares.

Enquires
Man Group plc
Peter Clarke 020 7144 1000

Notification of Transaction under DR 3.1.4R (1)(a) and Section 328 Companies Act 1985

On 30 March 2007, Mr Kevin Davis, Executive Director, sold 307,583 ordinary shares of 3 US cents in Man Group plc at a price of 570.38 pence per share. Following this transaction Mr Davis is deemed to be interested in a total of 6,429,571 Man Group plc ordinary shares representing approximately 0.342% of the Company's issued share capital.

On 30 March 2007, Mr Glen Moreno, Non Executive Director, sold 20,000 ordinary shares of 3 US cents in Man Group plc at a price of 555.75 pence per share. Following this transaction Mr Moreno is deemed to be interested in a total of 100,000 Man Group plc ordinary shares representing approximately 0.005% of the Company's issued share capital.

This notification relates to transactions notified in accordance with DR 3.1.4R(1)(a)

On 28th March 2007 the following receipt of share option grant was completed by a PERSON DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS. Man Group plc was informed of the transaction on that date.

Kevin Hayes:

Man Group plc Matching Share Award: 468,916 ordinary shares under the Man Group Post Tax Coinvestment Plan, exercisable at a price of £1 in aggregate between 28th March 2011 and 27th March 2014.

Press Release

Man Group plc

30 March 2007

Man Group IPO of Man Financial, Pre-Close Trading Update and Quarterly Funds Under Management Statement

Man Group IPO of MF Global

The Board of Man Group today confirms that it intends to separate its Brokerage business, Man Financial, subject inter alia to shareholder approval. The Board has conducted a thorough review in conjunction with its financial advisers and believes that both the Brokerage and Asset Management businesses will be best placed to maximise future returns and growth opportunities through focused independent strategies and appropriate individual capital structures. The Board also believes that significant value will be created for Man Group shareholders from a separation.

Man Financial, our Brokerage business, will be renamed "MF Global" with effect from the separation. Kevin Davis, currently managing director of Man Financial, will become CEO of MF Global, Chris Smith will be COO and Deputy CEO, and Amy Butte will be CFO. The non-executive Chairman will be Alison Carnwath.

The proposed separation will be effected by an initial public offering on the New York Stock Exchange of a majority interest in MF Global and is intended to take place in the third calendar quarter of 2007, subject to market conditions remaining favourable. It is expected that the net proceeds from the offering will be returned to shareholders later in the year, and it is further expected that this will be in the form of a B share arrangement combined with a share consolidation, subject inter alia to shareholder approval. It is anticipated that both Man Group and MF Global's overall credit rating will be as good as the existing Group ratings.

Man Group will update the market accordingly as further decisions on the planned separation are made.

Peter Clarke, Group Chief Executive of Man Group, commented:

"The separation of Brokerage from our Asset Management business reflects the strong growth and leading market positions we have achieved in both businesses. Separation will allow each business to focus even more effectively on their separate growth strategies and take advantage of the significant business development opportunities in each of their industries. We believe that an IPO of MF Global will create significant value for Man Group shareholders and that Man Group's focus on its leading position in the fast growing alternative investment industry will generate further long-term value for shareholders.

Both businesses enjoyed strong progress in the second half of the financial year. Our Asset Management business has seen continued asset raising in the second half and further significant growth in management fee income. This success reflects the wide geographical reach of our distribution, the continued attractiveness of our product range and the broad spread of

Sugar Quay
Lower Thames Street
London EC3R 6DU
Tel +44 (0)20 7144 1000
Fax +44 (0)20 7144 1923
www.mangroupplc.com

Registered in England 2921462

Enquiries

Man Group plc	020 7144 1000
Peter Clarke	
David Browne	
Merlin	020 7653 6620
Paul Downes	07900 244888
Lachlan Johnston	07989 304356
Angus Urquhart	07787 504447
Anja Kharlamova	07887 884788
Walek	
Tom Walek	+1 212 590 0531
Armel Leslie	+1 212 590 0530
Mary Beth Kissane	+1 212 889 4113

Notes to Editors

About Man Group plc

Man Group plc employs over 4,000 people in 16 countries, with key centres in London, Pfaeffikon (Switzerland), Chicago and New York. Man Group plc is listed on the London Stock Exchange (EMG.L) and is a constituent of the FTSE 100 index. Further information on the Man Group can be found at www.mangroupplc.com.

Man Investments

Man Investments is a global leader in the fast growing alternative investments industry. It provides access for private and institutional investors world-wide to hedge funds and other alternative investment strategies through a range of products and solutions designed to deliver absolute returns with a low correlation to equity and bond market benchmarks. Man Investments has a 20 year track record in this field supported by strong product development and structuring skills, and an extensive investor service and global distribution network.

Man Financial

Man Financial is one of the world's leading providers of brokerage services. It acts as a broker of futures, options and other equity derivatives for both institutional and private clients and as an intermediary in the world's metals, energy and foreign exchange markets with offices in key financial centres. Man Financial has consistently achieved a leading position on the world's largest futures and options exchanges, with particular strengths in interest rate products, metals and the energy markets.

END

Sugar Quay
Lower Thames Street
London EC3R 6DU
Tel +44 (0)20 7144 1000
Fax +44 (0)20 7144 1923
www.mangroupplc.com

Registered in England 2921462